EXHIBIT 12

LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions of dollars)

	Six Months Ended		Twelve Months Ended December 31,
	6/30/08	6/30/07	2007	2006	2005	2004	2003
Earnings
Income from continuing operations before income taxes*	$127.8	$154.3	$141.8	$335.6	$302.6	$343.0	$258.2
Interest expense (excluding amount capitalized)	27.3	29.0	60.9	56.2	46.7	45.9	46.9
Portion of rental expense under operating leases representative of an interest factor**	12.5	12.2	24.3	24.9	14.0	13.3	12.5

Total earnings***	$167.6	$195.5	$227.0	$416.7	$363.3	$402.2	$317.6

Fixed charges
Interest expense (including amount capitalized)	$27.9	$29.8	$61.9	$57.8	$48.3	$46.9	$48.0
Portion of rental expense under operating leases representative of an interest factor	12.5	12.2	24.3	24.9	14.0	13.3	12.5

Total fixed charges	$40.4	$42.0	$86.2	$82.7	$62.3	$60.2	$60.5

Ratio of earnings to fixed charges	4.1	4.7	2.6	5.0	5.8	6.7	5.2

*	2003 through 2007 amounts have been retrospectively adjusted to reflect discontinued operations.
**	Estimated portion of rent expense representing interest.
***	Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs.